

INVEST IN **LAND LORD FILM**

Social Thriller by Tenured & Distributed Filmmaker about a Vampire Landlord

LEAD INVESTOR



Matt Ampleman

My wife Eliza and I are proud to be lead investors for Land Lord. We have followed Remington Smith's prior documentary and horror films which show his eye for cutting social commentary and engrossing stories. His films (The Woods, The Derby, Rubbertown) grab the audience and leave us talking--to fellow audience members, friends, strangers. His newest work Land Lord promises to capture the spirit of recent films (Us, Get Out, Sorry to Bother You) that use the tropes of the thriller and horror genres to spark conversations about real fears and cultural issues. We understand Land Lord will involve diverse teams, opening opportunities for up-and-coming, local professionals to further their careers. Finally, we believe in Remington Smith's vision and his ability to combine his proven skills in genre fiction and documentary styles of filmmaking (The Woods, The Derby) to create this unique yet highly marketable feature film.

Invested $1,000 this round & $5,000 previously

theremingtonsmith.com Louisville Kentucky



Highlights

1. ⚡ Second-Rounder for Sundance Development Lab, 2019

2. ♥ Crew diversity goal & no unpaid internships

3. ⚱ Director Remington Smith's films have been distributed by PBS Reel South, Alter & The Atlantic

4. 🧨 Horror is the most profitable film genre

5. ⚜ Filming in a state with a refundable tax incentive (30-35%)

6. ☠ The team has worked with Blumhouse, Netflix & cinematographer Dean Cundey (Halloween, The Thing)

7. 🔪 Hollywood is losing $10 billion a year due to a lack of diversity, according to a study in 2021

Our Team



Remington Smith Writer/Director/Producer

Remington Smith's films have screened at over 100 film festivals & conferences, including the Oscar-qualifying Riverrun, and distributed by PBS, Alter & The Atlantic. He's a tenured film production professor at the University of Louisville.



Thoughtfly Post-Production House

Thoughtfly has handled post-production work on such films as Family Blood, released by Blumhouse Productions & Netflix starring Vinessa Shaw and James Ransone, as well as The Dark and The Wicked, starring Michael Abbott Jr and released by Shudder.



Ryan Darbonne   Associate Producer

Ryan Darbonne is an Austin, TX filmmaker whose work has been featured by publications including Noisey & Ovrld. His narrative short, I AM TX, screened at and the Oscar-qualifying New Orleans Film Festival. His latest film is WHAT THEY FOUND.



Abi Van Andel   Associate Producer

Abi Van Andel is an actor & producer who played opposite Mark Ruffalo in Dark Waters and recently co-produced the feature, M30 Oxy. She's currently the treasurer of Women in Film KY, whose mission is to support Kentucky women in the screen industries.



Geoff Storts   Cinematographer

Geoffrey Starts is an award-winning cinematographer whose work has screened at Filmapalooza. He has worked alongside legendary cinematographer Dean Cundey (Halloween) and 1st AC'd for numerous local features including the Nicolas Cage film, Mom & Dad.

Pitch

Land Lord, 1min visual test

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<u>https://vimeo.com/793444124</u> Password: **2023**

The Story

If vampires can't come into your house without being invited, what happens if a vampire owns your housing? That's the premise of *Land Lord,* a fresh take on vampires that draws on my experiences growing up poor in apartment complexes like the one in the movie.



Growing up in poverty is all about survival, so it's natural that I would grow up loving a genre that's all about life & death scenarios. Horror movies are all about survival and I've long been a fan of its capability to reflect larger truths about our own world (*Night of the Living Dead, Get Out*). *Land Lord* bridges those personal experiences and my ongoing work as a filmmaker trying to provide a platform for **<u>underrepresented</u>** **<u>voices</u>**. *For more on the story, style and tone, **<u>click here</u>** to*

download the full pitch deck.

Previous Films



ALTER
Horror Short Film "The Woods" | ALTER
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ALTER
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The Kentucky Derby Reveals America's Problems
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THE DERBY
The Atlantic
SELECTS
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Reviews

 

"A very clever, tightly-executed present-day cinematic twist on the classic vampire yarn, with some interesting socio-political subtext." - Slamdance Screenplay Competition, Land Lord

"This is a powerful, horrifying short film that utterly captured my attention over the eight or so minutes that it runs. It's quiet, beautiful and haunting, all at once." - io9.com, The Woods

"The observational approach affords a depth of perspective that travels beyond the iconic imagery of thoroughbred horses and jocular patrons." - The Atlantic, The Derby

"It's a simple and effective cinematic journey that emphasizes a salient point about class without ever belaboring it." - Short of the Week, The Derby

The Plan

Audience for Scares & Diversity





- Horror is the most profitable film genre and the subgenre of scary movies with social commentary angles, "social thrillers", have proven equally profitable.

- Films with **more diversity yield better returns** and yet are still undervalued by Hollywood to the tune of **$10 billion dollars**.

- Even in the wake of the pandemic, horror movies are doing great at the box office. 2022 horror movies *Barbarian, Smile & X* earned 10x, 12x & 15x their budgets back respectively from theatrical ticket sales alone.

Timeline





- **Production** of Land Lord will take place in the summer of 2023. With our crew diversity goal, we are assembling a team of filmmakers that reflect the demographics of our city, which will also include my former film production students.

- Using our community ties, we can make our production budget go further than outside production companies. Much of the crew has already worked on movies shot here in Louisville, KY you may have seen - Nicolas Cage in *Mom & Dad* and Jesse Eisenberg in *The Art of Self-Defense*.

- **Post-Production** will follow in late summer of 2023 to finish sound and color. Work on the score with composer Joe Stockton is already in the works.



- **Release** of the film will be in 2024. We will target a world premiere at a high profile genre film festival like SXSW, Sitges, or Fantastic Fest.

- **Distribution** opportunities are plentiful in the genre market for social thrillers like ours: theatrical (A24, IFC Midnight, Blumhouse), subscription streamers (Shudder, Screambox), and ad supported streamers (Tubi, Freevee, Pluto TV) affirm there are both distribution channels and an audience for our film.



- Return on investment timeline is expected to be within 3-5 years, then splitting ongoing net proceeds 50/50 between filmmakers and investors for the rest of their lives. The filmmakers do not see a dime until the investors are paid back + their promised percentage.

Director's Statement

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Pitch Deck

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Reference images solely for style & tone



Downloads

Land Lord deck Wefunder.pdf